FORM 6-K

02052843

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

PE 7-31-02

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2002

Amcor Limited (File No 0-18993)

679 Victoria Street

Abbotsford, Victoria 3067, Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AMCOR LIMITED
(Registrant)

Date: 16th August 2002

By: ....

DAVID SOLOMON
GENERAL MANAGER CORPORATE FINANCE

AMCOR LIMITED

PRESS RELEASES

FOR THE MONTH OF

JULY 2002

NIL RELEASES

AMCOR

16th August 2002

Ms Dorothy Robinson
Corporate Trust and Agency Group
Deutsche Bank
Level 4, 4 Albany Street
NEW YORK NEW YORK 10006
UNITED STATES OF AMERICA

Dear Ms Robinson

US$230M AMCOR GUARANTEED NOTES

Pursuant to section 704 of the Indenture and Underwriting Agreement Obligations. Amcor hereby attaches for the Trustee a copy of our Form 6-K return as filed with the Securities and Exchange Commission of even date.

Yours sincerely

David Solomon
GENERAL MANAGER CORPORATE FINANCE

Attach.

News Release

AMCOR

For Release : Tuesday, July 23, 2002

WINE BOTTLE PLANT PRODUCTION COMMENCES AT GAWLER

In less than 12 months after commencing construction, Amcor has begun production and commercial supply of bottles at its new greenfield glass plant at Gawler near the Barossa Valley in South Australia.

Construction of the new $140 million facility by Leighton Contractors was completed on budget and five weeks ahead of schedule.

After a brief commissioning period, operation of the plant has now been handed over to Amcor Glass. Following successful testing and trialling, the first commercial deliveries of bottles to customers has occurred.

Mr Russell Jones, Amcor's Managing Director, said: "We are extremely pleased with the smooth start-up of production at the Gawler plant. At this early stage, product quality has been excellent, allowing us to deliver bottles to customers a little earlier than expected."

The new plant incorporates a 196 square metre furnace, one of the largest dedicated wine bottle-making furnaces in the world.

Amcor Glass is currently producing around 600,000 bottles a day, which is in line with the plant's annual production capacity of over 200 million bottles. A selected range of bottle shapes and colours will be produced, targeted at the premium segment of the wine industry.

Amcor is supplying bottles to more than 15 wine companies including all the major wine groups. These customers are responsible for more than 90% of the wine produced in Australia.

Amcor's investment demonstrates the company's confidence in the ongoing strong prospects of the Australian wine industry, particularly in relation to the export of premium quality wines.

ENDS

Further information contact:

Russell Jones
Managing Director
Ph: +61 3 9226 9000

John Murray
Executive General Manager Corporate Affairs
Ph: +61 3 9226 9005